Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the Securities Act
of 1933, as amended, and deemed filed
pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 333-104783

The following is a memorandum to Central Pacific Bank employees distributed by Central Pacific Financial Corp. on July 20, 2004.

July 20, 2004

TO:	All Employees
FROM:	Clint
RE:	Merger Update

        I am pleased to report great news in our merger progress to date. Today, the SEC has declared our S-4 Registration Statement "effective", which means that both companies are proceeding with distributing a joint proxy statement-prospectus in connection with special shareholders' meetings that both companies have scheduled to approve the merger agreement. This is an important milestone in the merger timeline, as we continue to proceed vigorously with the integration efforts through our multiple joint merger teams.

        Our shareholder meeting will be held on September 13, 2004, and we will be issuing a press release this week announcing the date of this meeting and the distribution of proxy materials. As shareholders, you will be receiving proxy materials in the next couple of weeks—directly, if you are registered shareholders; through your brokerage firm, if your shares are held in "street name"; and/or through Vanguard, if you hold CPF shares in your 401(k) Plan.

        In an effort to assist our shareholders with understanding the material provided and answer any questions, we will also be conducting special shareholder presentations in August. A shareholder outreach-calling program will also be in place within a few weeks.

        We are on schedule with the merger initiative. Your continued support and patience in this effort, as well as your continued focus on customer service, are greatly appreciated. Your role is instrumental in achieving one the great milestones in the history of our company.

        We will continue to keep you updated via the "eMerging News" bulletin, and will issue special memos if necessary, such as in this occasion.

Mahalo,

Clint

* * * * *

        This document contains forward-looking statements. Such statements, which are based on the current assumptions, beliefs and expectations of management and describe future plans, strategies and expectations, are generally identified by words such "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. Management's ability to predict results or the actual effect of plans and strategies is inherently uncertain, and actual results may differ from those set forth in the forward-looking statements.

        CPF has filed an amended registration statement on Form S-4 to register shares of CPF common stock to be issued in this transaction. The registration statement includes a joint proxy statement/prospectus for solicitation of proxies from CPF and CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627; or from CBBI by directing such request to: CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813, Attention: Investor Relations, (808) 535-2518.

        CPF and CBBI, and their respective directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from the shareholders of CBBI and CPF in connection with the merger. Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF's 2004 Annual Meeting of Shareholders. Information about the directors and executive officers of CBBI and their ownership of and interests in CBBI stock is set forth in the proxy statement for CBBI's 2004 Annual Meeting of Shareholders. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction.